Exhibit 4.2

Code : 02

Mutual Provision of Labor and Services Agreement

between

Yankuang Group Company Limited

and

Yanzhou Coal Mining Company Limited

24 OCTOBER 2014

This agreement is made and comes into force on 24 October 2014 in Zoucheng City, Shangdong Province, between:

Yankuang Group Company Limited, a wholly state-owned enterprise established and validly exists under the laws of PRC with registration number of business license for legal person as 370000018019807 and registered office at 298 Fushan South Road Zoucheng City, Shandong Province and its legal representative being Zhang Xinwen (hereinafter referred to as “Yankuang Group”).

Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated and validly exists under the laws of PRC, the publicly issued shares of which are listed on the Shanghai Stock Exchange, Hong Kong Stock Exchange and New York Stock Exchange, with registration number of business license for legal person as 370000400001016 and registered office at 298 Fushan South Road, Zoucheng City, Shandong Province and its legal representative being Li Xiyong (hereinafter referred to as “the Company”).

Whereas:

1.	On 25 September 1997, Yankuang Group, as the sole promoter, founded the Company pursuant to PRC laws. As part of its reorganization, Yankuang Group injected assets and liabilities relating to its major coal production business into the Company, and Yankuang Group retained the remaining assets and liabilities.

2.	After successive IPO and listing of the Company in the Shanghai Stock Exchange, Hong Kong Stock Exchange and New York Stock Exchange, Yankuang Group remains the controlling shareholder of the Company, holding directly and indirectly a total of 56.52% of the stocks in the Company as at the date hereof.

Yankuang Group owns the ancillary facilities and service systems related to coal production and business, such ancillary facilities and service systems can provide a series of services to the Company; and the Company, as a company mainly operating in coal production business, is incapable of undertaking direct social and welfare responsibilities. On 23 April 2012, Yankuang Group and the Company entered into the Provision of Labor and Services Agreement, which were ratified by independent shareholders on 22 June 2012. This agreement was effective for 3 years from 1 January 2012 to 31 December 2014. Pursuant to the original Provision of Labor and Services Agreement, Yankuang Group provided the Company with the following services : (1) heat supply; (2) property management; (3) information and communication services; (4) maintenance of machinery and equipments; (5) construction work and management; (6) vehicle transportation; (7) employee benefits; (8) retirement benefits. According to the latest development of Yankuang Group and the Company, Yankuang Group has agreed to continue the provision of labor and services to the Company, and the provision of asset leasing services is added.

3.	The Company possesses rich experience in coal mine operation, coal processing and other professional skills, management and service experiences. On 21 March 2014, Yankuang Group and the Company entered into the Provision of Special Labor and Services Agreement, which were ratified by the Board of Directors of the Company on 21 March 2014. This agreement was effective from 1 January 2014 to 31 December 2014. Pursuant to the original Provision of Special Labor and Services Agreement, the Company provided professional coal operational management services and coal product processing services to Yankuang Group. In order to use the current professional service experience and labor resources of the Company, further enhance the economic benefits of the Company, the Company agreed to continue to provide coal mine operation, coal processing and washing and other professional services to Yankuang Group and its subsidiaries according to the Agreement, and the provision of training services is added.

Pursuant to the Contract Law of the People’s Republic of China, the relevant laws and regulations, and the local regulatory requirements in the listing locations of the Company, Yankuang Group and the Company, through friendly discussion, agree on the mutual provision of labour and services by Yankuang Group to the Company and vice versa as follow:

1.	Definition and explanations

1.1	Definition

Terms used herein shall have the following meaning unless otherwise required by the context:

“Fiscal Year”	each year from 1 January to 31 December;

“Half Year”	1 January to 30 June or from 1 July to 31 December for each fiscal year;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“PRC”	People’s Republic of China;

“RMB”	Renminbi, the legal currency of PRC;

“Previous Connected Transaction Agreement”	the Provision of Labor and Services Agreement entered into between Yankuang Group and the Company on 23 April 2012 and the Special Provision of Labor and Services Agreement entered into between Yankuang Group and the Company on 21 March 2014;

“Market Price”	the market price of labor and services provided hereunder calculated pursuant to clauses 4.2 and 4.5 of the agreement in applicable circumstances;

“Cost Price”	Costs incurred by Yankuang Group when providing the Company with labor and services in accordance with the agreement;

“State Regulated Price”	price of labor and services provided hereunder set in accordance with clause 4.6; and

“Subsidiaries”	the controlled subsidiaries and branch companies of Yankuang Group and the Company.

1.2	Explanation

Unless a contrary intention appears,

(1) Where the provision of labor and services is involved herein, Yankuang Group and the Company shall include its respective subsidiaries. Yankuang Group also includes its associates from time to time (“associates” has the meaning ascribed to it in the Rules Governing the Listing of Securities of the Stock Exchange of Hong Kong Limited). For the purpose of this agreement, the subsidiaries of Yankuang Group exclude the Company and its subsidiaries;

(2)	Any party to the agreement and any other agreements includes its successors or approved assignees (if any);

(3)	Clauses and appendices refer to the clauses and appendices hereof;

(4) Any clauses herein shall not be interpreted as the prohibition of postponing, revision, modification or supplement of the agreement;

(5) Headings used in this agreement are intended for convenience purpose only and shall not affect the content and explanation hereof.

2.	Provision of labor and services

2.1	The labor and services provided by Yankuang Group to the Company under the agreement include:

(1) Heat supply;

(2) Property management (management of the dormitories or properties rented or owned by the employees of the Company);

(3) Information and communication services (telephone, internet, information system and related services);

(4) Maintenance of machinery and equipments (maintenance of mining equipments and machinery such as mining machine, road header, hydraulic support, belt conveyors etc. and repair of machinery);

(5) Construction work and management;

(6) Vehicle transportation (coal, short distance transportation of coal and purchased materials and coal mine waste transportation service);

(7) Employee benefits (including but not limited to children nursing, medical benefits for close family members, household heat supply, cultural, art, sport and entertainment services, financial assistance, travel allowance and other welfare expenditures in accordance with the state regulations); and

(8) Retirement benefits (pension, relief benefit, allowance for elderly, medical benefits, housing allowance and other welfare expenditures in accordance with the state regulations);

(9) Asset leasing and services.

2.2	The labor and services provided by the Company to Yankuang Group under the agreement include:

(1) Coal mine operation and management;

(2) Coal processing and washing

(3) Training services.

2.3	Both parties shall provide one another with the labor and services under the agreement pursuant to the terms hereof and specific terms (including but not limited to quantity and quality) in written agreements entered into by both parties from time to time.

2.4	Yankuang Group undertakes to the Company that, under any circumstances, the prices of labor and services provided to the Company by Yankuang Group under the agreement shall not exceed the prices charged by Yankuang Group to any independent third parties for the same kind of labor and services. Under proper circumstances, Yankuang Group may offer special prices to the Company. The Company is not restricted to obtain labor and services from Yankuang Group only.

3.	Execution

3.1	The Company shall submit the labor and service demand plan for the coming year or service adjustment plan for the current year (“annual provision plan”) to Yankuang Group prior to 31 November each year. The parties shall agree on the plan before 31 December of the year. Where the materials demand plan of the Company for the coming year is identical to that of the current year, Yankuang Group shall perform such plan.

3.2	The parties and their subsidiaries and associates of Yankuang Group shall enter into specific provision of labor and service contracts in accordance with this agreement (including the annual provision plan made under this agreement)

3.3	The annual provision plans or specific provision contracts can be adjusted during the course of execution upon agreement by both parties if necessary.

3.4	Payments for the provision of labor and services can be made in one time or by instalments.

3.5	Each of the two parties shall record the amount due and payable to one another for the current month or the amount due and receivable from one another for the current month regarding the continuous connected transactions on their respective account books before the last business day of each calendar month at the latest. Settlement of the transaction amounts of the continuing connected transactions incurred for each calendar month shall be completed within the following month, except for any amount of transactions not yet completed or any amount in dispute.

4.	Pricing for provision of labor and services

4.1	The prices at which Yankuang Group provides construction work and management, information and communication services, maintenance services of machinery and equipments, vehicle transportation services, asset leasing and services to the Company shall be determined in accordance with Market Price, which should be calculated and estimated before the beginning of the fiscal year where possible.

4.2	The prices of the construction work and management, IT and communication services, maintenance services of machinery and equipments, vehicle transportation services, asset leasing and services shall be calculated at Market Price, and shall be determined in accordance with normal commercial terms and on the following basis:

(1) The prices of identical or similar agreed provision that an independent third party in the area of provision or in its vicinity of identical or similar agreed provision should charge in accordance with normal commercial terms during its daily business operation; or

(2) Where (1) above is not applicable, the prices that an independent third party within the PRC territory should charge when providing identical or similar agreed provision in accordance with normal commercial terms during its daily business operation.

4.3	Regarding the prices of property management, employee benefits and retirement benefits services provided by Yankuang Group to the Company, they shall be determined based on their costs. If it is necessary to calculate the costs of such services, Yankuang Group shall provide the Company with the complete account books and records for calculation of such costs.

4.3.1	The final price for property management shall be equal to the total cost at which Yankuang Group provides to the Company and itself with such service times the proportion of the number of staff of the Company covered by such service to the aggregate number of staff of Yankuang Group and the Company covered by such service.

4.3.2	Pricing of employee benefits shall be the actual cost incurred by Yankuang Group in providing such service.

4.3.3	The amount of retirement benefits paid shall be calculated and estimated at 15% of the prevailing total wages of all the employees. The calculation and estimation are based on the actual amount incurred of Yankuang Group in providing such service in the past combined with forecast of future changes. Notwithstanding the above, the annual payment amount for each year from 2015 to 2017 shall not exceed RMB630,000,000, RMB670,000,000 and RMB700,000,000 respectively. The amount exceeding the above forecast annual cap shall be borne by Yankuang Group.

4.4	The price of heat supply services is executed according to the price approved by the competent government authority, the final price to be executed shall not exceed the price specified by the local price bureau.

4.5	The prices at which the Company provides coal mine operation, coal processing and washing, training services to Yankuang Group shall be determined in accordance with Market Price, which should be calculated and estimated before the beginning of the Fiscal Year where possible.

4.6	The prices of coal mine operation, coal processing, training services shall be calculated at Market Price, and shall be determined in accordance with the normal commercial terms and on the following basis:

(1)	The prices of identical or similar agreed provision that an independent third party in the area of provision or in its vicinity of identical or similar labor and services should charge in accordance with normal commercial terms during its daily business operation; or

(2)	Where (1) above is not applicable, the prices that an independent third party within the PRC territory should charge when providing identical or similar labor and services in accordance with normal commercial terms during its daily business operation.

4.7	At any time, both parties agree to adopt any state regulated prices effective and applicable to the provision of labor and services hereof. Such prices are required for such labor and services in accordance to the laws, regulations, decrees or pricing policies (as the case may be) made by the relevant Chinese government authorities.

5.	Representations, undertakings and warranties by Yankuang Group

5.1	Yankuang Group is a wholly state owned enterprise established under the laws and possessing the status of independent legal entity, and currently holds a valid business license.

5.2	Yankuang Group has been engaging in business activities in accordance with the laws, and has never been involved in any business beyond the scope as set by the law.

5.3	The signing of this agreement or performance of obligations hereof by Yankuang Group neither breaches nor is legally in conflict with any other agreements it has entered into or its articles of association.

5.4	Yankuang Group warrants to the Company that the terms of the provision of labor and services it provides under this agreement shall be no less favourable than those provided to any independent third parties by itself, its subsidiaries or associates (as the case may be).

5.5	Yankuang Group undertakes and warrants to provide the Company with labor and services which are in accordance with and meet the requirements and standards as negotiated and set by the parties from time to time.

5.6	Yankuang Group undertakes that it shall pay for the expenses of such labor and services to the Company at the time specified in the agreement, if there is any violation of the terms of the agreement, Yankuang Group shall be liable for any act of violation of the terms hereof.

5.7	Yankuang Group ensures that it would maintain adequate employees who have certain qualifications to provide the labor and services to the Company, its employees will have adequate guidance and instructions to provide the Company with the agreed provision according to the reasonable requirements of the Company.

5.8	Yankuang Group undertakes to the Company that, when it provides the labor and services under this agreement, it will grant a preferential right to the Company to receive such services and a preferential right to the Company to purchase such services provided by Yankuang Group to any third parties (including but not limited to any other third parties related to Yankuang Group) with identical terms.

5.9	Yankuang Group undertakes that regarding the labor and services of the agreement provided by its subsidiaries and/or associates to the Company, it will cause the subsidiaries and/or associates concerned to provide such labor and services to the Company and/or its subsidiaries according to the requirements hereof.

5.10	Yankuang Group undertakes to the Company that it shall be liable for any act of violation of the terms hereof made by its subsidiaries and/or associates when providing the labor and services.

5.11	Yankuang Group undertakes to the Company that it will cause its subsidiaries and associates to take all necessary actions to fulfill their obligations under this agreement.

5.12	Yankuang Group warrants to take reasonable measures to avoid any losses of the Company arising from certain omission during its performance of obligations hereof. In case of any losses of the Company arising therefrom, Yankuang Group undertakes to compensate for all the losses of the Company.

6.	Representations, undertakings and warranties by the Company

6.1	The Company is a joint stock limited company which the status of independent legal entity incorporated under the laws, and currently holds a valid business license.

6.2	The Company has been engaging in business activities in accordance with the laws, and has never been involved in any business beyond the scope as set by the law.

6.3	The signing of this agreement or performance of obligations hereof by the Company neither breaches nor is legally in conflict with any other agreements it has entered into or its articles of association.

6.4	The Company undertakes to make timely payment to Yankuang Group for the provision of labor and services in accordance with the provisions of this agreement.

6.5	The Company warrants that it would provide the labor and services hereof to Yankuang Group in accordance with normal commercial terms.

6.6	The Company undertakes and warrants to provide Yankuang Group with labor and services which are in accordance with and meet the requirements and standards as negotiated and set by the parties from time to time.

6.7	The Company ensures that it would maintain adequate employees who have certain qualifications to provide the labor and services, its employees can have adequate guidance and instructions to provide the labor and services according to the reasonable requirements of Yankuang Group.

6.8	The Company undertakes to Yankuang Group that it will cause its subsidiaries to take all necessary actions to fulfill their obligations under this agreement.

6.9	The Company warrants to take reasonable measures to avoid any losses of Yankuang Group arising from certain omission during the performance of its obligations. In case of any losses of Yankuang Group arising therefrom, the Company undertakes to indemnify for all the losses of Yankuang Group.

7.	Termination of provision of labor and services

7.1	In case the Company cannot easily obtain certain kind of labor and services under this agreement from a third party in equal terms, Yankuang Group shall not terminate the provision of that kind of labor and services hereunder for any reason.

7.2	Subject to clause 7.1, any party to this agreement may terminate the provision or purchase of a certain kind of labor and services by providing not less than 12 months’ prior written termination notice to the other party. The provision or purchase of which kind of labor and services to be terminated and the effective date of such termination of provision/purchase shall be specified in the termination notice. That kind of labor and services stated in the notice will automatically be terminated from the effective date of termination stated in the notice. Such termination shall not affect the other rights and obligations of Yankuang Group or the Company hereunder.

7.3	For the avoidance of doubt, both parties agree that, where the Company has issued a termination notice of agreed provision pursuant to clause 7.2, Yankuang Group shall continue its provision of labor and services to the Company pursuant to applicable provision clauses (other than the requirement(s) on duration of provision) from the issue date of the notice until the effective date of termination. The applicable clauses at that time shall include the relevant terms of the supplemental agreement entered in accordance with clause 8.3.

8.	Effective date, term and termination of agreement

8.1	Unless otherwise agreed in writing by both parties, this agreement shall take effect from 1 January 2015, subject to the signing by the legal representatives or authorized representatives of both parties and the approval by the board of directors or the independent shareholders pursuant to the approval permission and local regulatory requirements in the listing locations of the Company.

8.2	This agreement is valid for 3 years starting from 1 January 2015 until 31 December 2017. The Previous Connected Transaction Agreement shall terminate automatically after this agreement has taken effect.

8.3	In case of any need to modify this agreement, both parties shall enter into a supplemental agreement on the relevant issues prior to the end of November in the year prior to the relevant Fiscal Year specified in such supplemental agreement. In the event of failure of both parties to agree on the terms of the supplemental agreement before the above time limit, the current terms of provision shall be applicable to the next Fiscal Year until an agreement is reached or the disputes are settled by both parties pursuant to clause 8.4.

8.4	Where the parties fail to reach an agreement in connection with any matters related to the transaction price (including but not limited to the amount and the time of payment), such matters shall, upon the request of any party, be submitted to Zoucheng City Pricing Bureau as mediator for arriving at a solution. Such decision by Zoucheng City Price Bureau shall be final and binding on both parties.

8.5	Both parties may negotiate and enter into a new provision of labor and services agreement prior to the termination of this agreement to ensure the normal operation and production of both parties after such termination.

8.6	In case of material default of any clauses hereof by any party (“defaulting party”), this agreement may be terminated immediately by the other party if the defaulting party has failed to remedy such default within a reasonable period requested by the other party in a written notice pointing out the act of default, or if such act of default is not remediable.

8.7	The termination of this agreement shall not harm any rights or obligations of any party already incurred.

9.	Performance of the agreement

In accordance with the regulatory requirements of the listing locations of the Company (including but not limited to the Listing Rules of The Stock Exchange of Hong Kong Limited and the Rules Governing the Listing of Stocks on Shanghai Stock Exchange), an annual cap of transaction shall be set for the continuing connected transactions under this agreement. Where the annual cap for the labor and services transactions requires the approval by the independent shareholders of the Company, the continuation of such transactions shall be subject to the approval of the independent shareholders of the Company. Where, in any year, the actual amount of such transactions exceeds the annual cap as approved by the independent shareholders of the Company, both parties should terminate the provision of labor and services in excess of the annual cap approved by the independent shareholders before the Company has performed the approval procedures according to the regulatory requirements of the listing locations.

10.	Announcement

Any party shall not make or permit the other party to make (where one party is capable of controlling the other party) any announcement related to the subject of this agreement or any relevant issues without prior written consent of the other party, save for announcement made in compliance with the requirements of the law or the China Securities Regulatory Commission, Shanghai Stock Exchange, the Hong Kong Stock Exchange, the Securities and Futures Commission in Hong Kong, the New York Stock Exchange, the United States Securities and Exchange Commission or the regulatory authorities in any other listing locations of the Company.

11.	Other provisions

11.1	Neither party shall assign or transfer its rights or obligations under this agreement to any third parties without written consent of the other party.

11.2	This agreement and its appendix shall constitute the complete agreement by both parties on all issues herein and replace all prior agreements by both parties related to such transactions. In case of violation of any clauses of the Previous Connected Transaction Agreement by any party (“defaulting party”), the validity of this agreement shall not affect any rights entitled by the other party (“non-defaulting party”) due to the default of the defaulting party.

11.3	Should any clauses herein become illegal, invalid or unenforceable at any time, the other clauses shall not be affected.

11.4	In case of any failure of performance of its obligations of this agreement by any party pursuant to the provisions hereof due to force majeure, that party shall timely provide evidence and written notice to the other party in time in order not to be deemed as having made any act of default. The other party shall agree to give a reasonable period for performance of duties and obligations according to the situation.

11.5	Both parties agree to bear all relevant costs and expenses required by the relevant laws of the PRC arising from their entering into this agreement or evenly bear such costs and expenses if it is not specified by the laws.

11.6	Any amendments to this agreement or its appendix shall be made by written agreement where possible and shall be signed by both parties and approved via appropriate legal procedures.

11.7	Unless otherwise required, failure or delay in exercising its rights, powers or privileges hereunder by any party shall not constitute a waiver of such rights, power or privileges, and any single or partial exercise of such right, power or privilege shall not exclude its exercise of any other rights, powers or privileges.

11.8	The appendix to this agreement is an integral part of this agreement, and shall be equally binding as if it was included in the agreement.

12.	Notice

12.1	Any notices or other documents for the parties in accordance with this agreement shall be delivered by post or fax to the relevant party at the following address:

(a)	Yankuang Group:	Yankuang Group Company Limited
	Address:	298 Fushan South Road,
Zoucheng City,
Shandong Province
People’s Republic of China

	Tel:	0537-5382232
	Fax:	0537-5382831

(b)	The Company:	Yanzhou Coal Mining Company Limited
	Address:	298 Fushan South Road,
Zoucheng City,
Shandong Province
People’s Republic of China

	Tel:	0537-5382319
	Fax:	0537-5383311

12.2	Timelines for serving notices or documents:

(a) Delivery by hand: upon hand-over of the letter

(b) Delivery by mail: within five (5) working days after posting (excluding Saturdays, Sundays and public holidays in the PRC); and

(c) Delivery by fax: upon receipt of fax. Where the fax is received outside business hours, the receiving time shall be the general business hours of the second day (excluding Saturdays, Sundays and public holidays in the PRC) and the sender shall present the confirmation of transmission by the fax machine to indicate the transmission is completed.

13.	Applicable laws and jurisdiction

This agreement shall be governed by and construed by the applicable laws of the PRC. Any disputes (including any issues concerning the existence, validity, and rights and duties of both parties under this agreement) arising from or in connection with this agreement not resolved through friendly negotiation may be submitted to Jining Arbitration Commission located in Jining City, Shangdong Province, the PRC for arbitration according to its prevailing Arbitration Rules upon request of any party. The arbitral award shall be final and binding upon both parties.

14.	Supplemental provisions

This agreement is written in Chinese.

This agreement is made in quadruplicate with equal legal effects. Each party shall hold 2 copies upon signature and sealing by the legal or authorized representatives of both parties.

In witness hereof, this agreement was signed on the date specified on the first page.

Yankuang Group Company Limited (Seal)

Legal representative
/authorized representative:

Yanzhou Coal Mining Company Limited (Seal)

Legal representative
/authorized representative:

Appendix 1: Provision of labor and services by Yankuang Group to the Company

Item no	Item provided	Pricing basis	Provision period	Notice period for termination
1	Heat supply	To be executed according to the price approved by the competent government authority, the final price to be executed shall not exceed the price specified by the local price bureau.	3 years	12 months

2	Property management	To be determined based on cost. The final price shall be equal to the total cost at which Yankuang Group provides to the Company and itself with such service times the proportion of the number of staff of the Company covered by such service to the aggregate number of staff of Yankuang Group and the Company covered by such service.	3 years	12 months

3	Information and communication services	Market price	3 years	12 months
4	Maintenance of machinery and equipment		3 years	12 months
5	Construction work and management		3 years	12 months
6	Vehicle transportation		3 years	12 months

7	Employee benefits	The actual cost incurred by Yankuang Group in providing the service	3 years	12 months

8	Retirement benefits	The payment amount shall be calculated and estimated at 15% of the prevailing total wages of all the employees. The calculation and estimation are based on the actual amount incurred of Yankuang Group in providing such service in the past combined with future changes. But the annual payment amount for each year from 2015 to 2017 shall not exceed RMB630,000,000, RMB670,000,000 and RMB700,000,000 respectively. The amount exceeding the above annual forecast amount shall be borne by Yankuang Group.	3 years	12 months

9	Asset leasing and services	Market price	3 years	12 months

Appendix 2: Provision of labor and services by the Company to Yankuang Group

Item no	Item provided	Pricing basis	Provision period	Notice period for termination
1	Coal mine operation management	Market price	3 years	12 months

2	Coal processing and washing	Market price	3 years	12 months

3	Training services	Market price	3 years	12 months